[Reference Translation]

November 5, 2015

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
Securities exchanges throughout Japan)
Name and Title of Contact Person:
Tetsuya Otake, Managing Officer
(Telephone Number: 0565-28-2121)

Notice Concerning Change of Part of Matters Relating to

the Repurchase of Shares of Common Stock

(Repurchase of Shares under Articles of Incorporation pursuant to Article 165,

Paragraph 2 of the Companies Act of Japan)

We hereby inform you that, in relation to the repurchase of shares of our common stock pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act (repurchase of shares in order to return capital to shareholders in addition to promoting capital efficiency and agile capital policy in view of the business environment), which was informed on May 8, 2015 and August 4, 2015, Toyota Motor Corporation (“TMC”) has determined that it will change in part the specific method of repurchase and the details of matters relating to repurchase.

1.	Reason for change

The previous repurchase of shares that was scheduled to be conducted from August 10, 2015 to November 30, 2015 in order to avoid dilution of common shares of TMC as a result of the issuance of the First Series Model AA Class Shares was completed ahead of schedule; accordingly, it has become possible to commence the repurchase of shares that is contemplated herein earlier.

2.	Details of change

	Before change	After change
Period of repurchase described in II., 2., (4)	From December 1, 2015 to March 24, 2016	From November 16, 2015 to January 29, 2016

(References)

Repurchase of shares informed on August 4, 2015

II.	Repurchase of shares resolved at a meeting of the board of directors held on May 8, 2015 (Repurchase of shares in order to return capital to shareholders in addition to promoting capital efficiency and agile capital policy in view of the business environment)

1.	Method of repurchase

Purchase in the market through a trust bank

2.	Details of matters relating to repurchase

(1) Class of shares to be repurchased	Common shares of TMC

(2) Total number of shares to be repurchased	40 million shares (maximum)

(3) Total purchase price for repurchase of shares	300 billion JPY (maximum)

(4) Period of repurchase	From December 1, 2015 to March 24, 2016